# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pyxis Tankers Inc., CIK 0001640043
CUSIP: Y71726130
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: K. Karamanli 59, Maroussi, Greece (J3), 15125
Date of event which requires filing of this statement: 02/17/2026
Amends the filing with accession number 0001493152-25-002374
Filed by CIK 0001658014
Persons authorized to receive notices and communications: Valentios Valentis, c/o Pyxis Maritime Corp., K. Karamanli 59, Maroussi, Greece (J3), 15215, 30-210-638-0200; Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, (212) 574-1200

## Reporting persons
- Maritime Investors Corp. (CIK 0001658014): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,007,587; sole dispositive power 0; shared dispositive power 6,007,587; aggregate amount beneficially owned 6,007,587 (58.11% of the class)
  Comment: * Ownership percentage based on 10,338,095 shares of common stock, par value $0.001 per share, of Pyxis Tankers Inc. (the "Shares") issued and outstanding as of February 18, 2026. This Issuer provided this information to the Reporting Persons.
- Valentios Valentis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,007,587; sole dispositive power 0; shared dispositive power 6,007,587; aggregate amount beneficially owned 6,007,587 (58.11% of the class)
  Comment: ** Ownership percentage based on 10,338,095 Shares issued and outstanding as of February 18, 2026. This Issuer provided this information to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Pyxis Tankers Inc.
Address of issuer's principal executive offices: K. Karamanli 59, Maroussi, Greece (J3), 15125
Comment:
This Amendment No. 11 ("Amendment No. 10") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 10, 2015, amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 13, 2017, Amendment No. 2 filed with the SEC on August 10, 2017, Amendment No. 3 filed with the SEC on January 2, 2018, Amendment No. 4 filed with the SEC on November 4, 2019, Amendment No. 5 filed with the SEC on March 1, 2021, Amendment No. 6 filed with the SEC on June 17, 2021, Amendment No. 7 filed with the SEC on December 27, 2021, Amendment No. 8 filed with the SEC on March 7, 2024, Amendment No. 9 filed with the SEC on August 8, 2024 and Amendment No.10 file with the SEC on January 13, 2025 (as amended, the "Schedule 13D") by Maritime Investors Corp. ("MIC") and Mr. Valentios Valentis, the Chairman and Chief Executive Officer of the Issuer (collectively with MIC, the "Reporting Persons"). MIC is owned and controlled by Mr. Valentis and his family members. The Reporting Persons may constitute a "group" for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

This Amendment No. 11 is being filed solely to update the percentage of issued and outstanding Shares of the Issuer beneficially owned by the Reporting Persons as a result of the repurchase of Shares by the Issuer pursuant to its current share repurchase program.

## Item 2. Identity and Background
Name of person filing: There are no material changes to the Schedule 13D.
Residence or business address: There are no material changes to the Schedule 13D.
Present principal occupation or employment: There are no material changes to the Schedule 13D.
Criminal convictions in the last five years: There are no material changes to the Schedule 13D.
Civil proceedings (securities laws) in the last five years: There are no material changes to the Schedule 13D.
Citizenship: There are no material changes to the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There are no material changes to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no material changes to the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows: According to information received from the Issuer, as of the date of this Amendment No. 11, there were 10,338,095 Shares issued and outstanding. The Reporting Persons report beneficial ownership of the following Shares: As of the date hereof, MIC owns 6,007,587 Shares, which represents an aggregate of approximately 58.11% of the issued and outstanding Shares. As of the date hereof, Mr. Valentios Valentis and his family members own all of the outstanding interests in MIC and may be deemed to beneficially own the 6,007,587 Shares owned by MIC, which represents an aggregate of approximately 58.11% of the issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: MIC has the sole power to vote or direct the vote of, or dispose or direct the disposition of, 0 Shares and the shared power to vote or direct the vote, or dispose of or direct the disposition of, of 6,007,587 Shares. Mr. Valentis has the sole power to vote or direct the vote of, or dispose or direct the disposition of, 0 Shares and the shared power to vote or direct the vote of, of, or dispose or direct the disposition of, 6,007,587 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Amendment No. 11, there have been no transactions by the Reporting Persons in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no material changes to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Maritime Investors Corp.: /s/ Valentios Valentis, Valentios Valentis/Director (02/19/2026)
- Valentios Valentis: /s/ Valentios Valentis, Valentios Valentis (02/19/2026)